NSON REEK
RESOURCES LTD.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB. T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.gold.ca   MCK:CDNX



04035275

June 17, 2004

United States Securities
  & Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
       News Release Dated June 17, 2004

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

PROCESSED
JUL 07 2004
THOMSON
FINANCIAL

BARBARA O'NEILL



MANSON CREEK RESOURCES LTD.

FILE NO. 82-3874

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464, Fax: (403) 266-2606

TSX VENTURE SYMBOL: MCK　　　　**NEWS FOR RELEASE: June 17, 2004**

NEWS RELEASE 04-03

For Further Information Contact:　　**James Devonshire or Jean Pierre Jutras at 1-403-233-0464**
Web: www.manson.ca

Private Placement Announced

Subject to regulatory approval, Manson Creek Resources Ltd. ("Manson") is pleased to announce a proposed non-brokered private placement of up to 1,000,000 units for gross proceeds of $100,000. Each unit will consist of one common share and one-half of a non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one common share for each full warrant at a price of $0.15 per share for an 18 month period. The private placement will be with CDG Investments Inc. ("CDG"), a Corporation resident in Alberta and the shares issued will be subject to a four month hold period. CDG currently holds 32% of Manson or 4,899,048 common shares and subsequent to the transaction with hold 36% or 5,899,048 common shares (upon exercise of warrants 6,399,048 common shares or 37.9%).

Proceeds of the financing will be used to evaluate new projects, grass-roots exploration and for general and administrative costs.

"James Devonshire"

James Devonshire
President



No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

MANSON CREEK RESOURCES LTD.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464, Fax: (403) 266-2606

TSX VENTURE SYMBOL: MCK   **NEWS FOR RELEASE: June 17, 2004**

NEWS RELEASE 04-03

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-233-0464**
Web: www.manson.ca

Private Placement Announced

Subject to regulatory approval, Manson Creek Resources Ltd. ("Manson") is pleased to announce a proposed non-brokered private placement of up to 1,000,000 units for gross proceeds of $100,000. Each unit will consist of one common share and one-half of a non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one common share for each full warrant at a price of $0.15 per share for an 18 month period. The private placement will be with CDG Investments Inc. ("CDG"), a Corporation resident in Alberta and the shares issued will be subject to a four month hold period. CDG currently holds 32% of Manson or 4,899,048 common shares and subsequent to the transaction with hold 36% or 5,899,048 common shares (upon exercise of warrants 6,399,048 common shares or 37.9%).

Proceeds of the financing will be used to evaluate new projects, grass-roots exploration and for general and administrative costs.

"James Devonshire"

James Devonshire
President



No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

MANSON CREEK RESOURCES LTD.

FILE No. 82-3874

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464, Fax: (403) 266-2606

TSX VENTURE SYMBOL: MCK   **NEWS FOR RELEASE: June 17, 2004**

NEWS RELEASE 04-03

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-233-0464**
Web: www.manson.ca

Private Placement Announced

Subject to regulatory approval, Manson Creek Resources Ltd. ("Manson") is pleased to announce a proposed non-brokered private placement of up to 1,000,000 units for gross proceeds of $100,000. Each unit will consist of one common share and one-half of a non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one common share for each full warrant at a price of $0.15 per share for an 18 month period. The private placement will be with CDG Investments Inc. ("CDG"), a Corporation resident in Alberta and the shares issued will be subject to a four month hold period. CDG currently holds 32% of Manson or 4,899,048 common shares and subsequent to the transaction with hold 36% or 5,899,048 common shares (upon exercise of warrants 6,399,048 common shares or 37.9%).

Proceeds of the financing will be used to evaluate new projects, grass-roots exploration and for general and administrative costs.

"James Devonshire"

James Devonshire
President



All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.